Marika Inc.

2360 Corporate Circle, Suite 400

Henderson NV 89074

Telephone: (702) 425 4332

Marikainc2013@gmail.com

January 24, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Marika Inc.

File Number 333-190728

Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Marika Inc. (the “Company”) (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 10 a.m. on Tuesday, January 28, 2014, or as soon as practicable thereafter.  In connection with such request, the undersigned hereby acknowledges the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.

The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call

Scott Olson counsel for the Company, (310) 985-1034, and email address scott@evolaw.net.

Thank you for your attention to this matter.

Very truly yours,

MARIKA INC.

By:	/s/ Aleksandrs Sviks
Name:	Aleksandrs Sviks
Title:	President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)